# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cimpress plc, CIK 0001262976
CUSIP: G2143T103
Title of class of securities: Ordinary Shares, nominal value of (euro)0.01 per share
Address of issuer's principal executive offices: 435 Hudson Street, Suite 804, New York, New York (NY), 10014
Date of event which requires filing of this statement: 05/01/2026
Amends the filing with accession number 0001641172-25-017892
Filed by CIK 0001543170
Persons authorized to receive notices and communications: Attention: Keith Cozza, Spruce House Investment Management LLC, 435 Hudson Street, Suite 804, New York, New York (NY), 10014, (646) 661-1774

## Reporting persons
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC (CIK 0001543170): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,222,633; sole dispositive power 0; shared dispositive power 1,222,633; aggregate amount beneficially owned 1,222,633 (5.05% of the class)
- SPRUCE HOUSE CAPITAL LLC (CIK 0001472167): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,222,633; sole dispositive power 0; shared dispositive power 1,222,633; aggregate amount beneficially owned 1,222,633 (5.05% of the class)
- THE SPRUCE HOUSE PARTNERSHIP LLC (CIK 0001797827): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,222,633; sole dispositive power 0; shared dispositive power 1,222,633; aggregate amount beneficially owned 1,222,633 (5.05% of the class)
- ZACHARY STERNBERG (CIK 0001679333): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 17,873; shared voting power 1,222,633; sole dispositive power 17,873; shared dispositive power 1,222,633; aggregate amount beneficially owned 1,240,506 (5.12% of the class)
- BENJAMIN STEIN (CIK 0001446340): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 16,805; shared voting power 1,222,633; sole dispositive power 16,805; shared dispositive power 1,222,633; aggregate amount beneficially owned 1,239,438 (5.11% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of (euro)0.01 per share
Name of issuer: Cimpress plc
Address of issuer's principal executive offices: 435 Hudson Street, Suite 804, New York, New York (NY), 10014

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares beneficially owned by each Reporting Person is based upon 24,232,090 Shares outstanding as of April 27, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2026.

As of the date hereof, Spruce Investment, as the investment adviser of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 1,222,633 Shares owned by Spruce Partnership, representing approximately 5.05% of the outstanding Shares.

As of the date hereof, Spruce Capital, as the general partner of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 1,222,633 Shares owned by Spruce Partnership, representing approximately 5.05% of the outstanding Shares.

As of the date hereof, 1,222,633 Shares are held in the account of Spruce Partnership, representing approximately 5.05% of the outstanding Shares.

As of the date hereof, Mr. Sternberg directly beneficially owned 17,873 Shares. Mr. Sternberg, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 1,222,633 Shares owned by Spruce Partnership, representing (together with the Shares directly beneficially owned thereby) approximately 5.12% of the outstanding Shares. Mr. Sternberg also holds unvested performance stock units representing 5,128 Shares, which were issued to him in his capacity as a former director of the Issuer and were not included in the calculations set forth herein as they are subject to performance conditions that have not been met. Mr. Sternberg did not stand for re-election at the 2024 annual meeting of the Issuer and is no longer a director of the Issuer.

As of the date hereof, Mr. Stein directly beneficially owned 16,805 Shares. Mr. Stein, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 1,222,633 Shares owned by Spruce Partnership, representing (together with the Shares directly beneficially owned thereby) approximately 5.11% of the outstanding Shares.

The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this statement shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction with respect to the Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC: /s/ Zachary Sternberg, Zachary Sternberg Managing Member (05/05/2026)
- SPRUCE HOUSE CAPITAL LLC: /s/ Zachary Sternberg, Zachary Sternberg Managing Member (05/05/2026)
- THE SPRUCE HOUSE PARTNERSHIP LLC: /s/ Zachary Sternberg, Zachary Sternberg Managing Member (05/05/2026)
- ZACHARY STERNBERG: /s/ Zachary Sternberg, Zachary Sternberg (05/05/2026)
- BENJAMIN STEIN: /s/ Benjamin Stein, Benjamin Stein (05/05/2026)